Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Financial Statements

for the Years Ended December 31, 2010, 2009 and 2008

and Report of Independent Registered Public Accounting Firm

Marina District Development Company, LLC and Subsidiary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Marina District Development Company, LLC
Atlantic City, New Jersey

We have audited the accompanying consolidated balance sheets of Marina District Development Company, LLC, a New Jersey limited liability company (“MDDC”), the parent of Marina District Finance Company, Inc., a New Jersey corporation (“MDFC”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Boyd Gaming Corporation and Subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2011, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
March 15, 2011

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$42,099	$46,894
Accounts receivable, net	30,224	30,601
Inventories	4,387	4,427
Prepaid expenses and other current assets	10,545	10,781
Income taxes receivable	—	1,600
Deferred income taxes	1,221	1,320
Total current assets	88,476	95,623
Property and equipment, net	1,312,196	1,366,008
Investment in unconsolidated subsidiary, net	5,185	5,515
Debt financing costs, net	6,736	4,389
Other assets, net	33,928	30,416
Total assets	$1,446,521	$1,501,951

LIABILITIES AND MEMBER EQUITY
Current liabilities
Accounts payable	$7,797	$8,861
Income taxes payable, net	6,504	8,009
Accrued liabilities	94,735	65,932
Total current liabilities	109,036	82,802
Long-term debt, net	835,370	679,619
Deferred income taxes	13,922	14,082
Other long-term tax liabilities	10,792	10,102
Other liabilities	15,870	16,565

Commitments and contingencies (Note 7)

Member equity	461,531	698,781
Total liabilities and member equity	$1,446,521	$1,501,951

The accompanying notes are an integral part of these consolidated financial statements.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,
	2010	2009	2008
REVENUES
Operating revenues:
Gaming	$643,904	$691,428	$734,306
Food and beverage	147,751	143,410	147,334
Room	115,199	113,143	110,616
Other	42,931	42,620	52,207
Gross revenues	949,785	990,601	1,044,463
Less promotional allowances	211,356	213,193	213,974
Net revenues	738,429	777,408	830,489
COST AND EXPENSES
Operating costs and expenses:
Gaming	263,823	280,620	311,387
Food and beverage	69,489	64,217	66,494
Room	13,992	11,940	13,863
Other	34,334	34,908	39,784
Selling, general and administrative	123,963	128,164	130,503
Maintenance and utilities	63,435	59,900	71,322
Depreciation and amortization	69,640	78,719	76,096
Preopening expenses	—	699	5,570
Other items and write-downs, net	60	(28,606)	162
Total operating costs and expenses	638,736	630,561	715,181
Operating income	99,693	146,847	115,308
Other expense
Interest expense, net of amounts capitalized	50,199	27,668	29,049
Total other expense	50,199	27,668	29,049
Income before provision for state income taxes	49,494	119,179	86,259
Provision for state income taxes	(5,273)	(10,938)	(2,970)
Net income	$44,221	$108,241	$83,289

The accompanying notes are an integral part of these consolidated financial statements.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER EQUITY
(In thousands)

	Capital Contributions	Retained Earnings	Total Member Equity
Balances, January 1, 2008	$477,507	$189,174	$666,681
Distributions	—	(39,159)	(39,159)
Net income	—	83,289	83,289
Balances, December 31, 2008	477,507	233,304	710,811
Distributions	—	(120,271)	(120,271)
Net income	—	108,241	108,241
Balances, December 31, 2009	477,507	221,274	698,781
Distributions	(30,807)	(250,664)	(281,471)
Net income	—	44,221	44,221
Balances, December 31, 2010	$446,700	$14,831	$461,531

The accompanying notes are an integral part of these consolidated financial statements.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2010	2009	2008
Cash Flows from Operating Activities
Net income	$44,221	$108,241	$83,289
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	69,640	78,719	76,096
Gain from insurance recoveries	—	(28,735)	—
Amortization of debt financing costs	4,908	4,069	2,216
Amortization of discounts on senior secured notes	1,294	—	—
Deferred income taxes	(61)	3,931	2,208
Provision for doubtful accounts	3,469	8,021	4,643
Other operating activities	1,450	3,208	117
Changes in operating assets and liabilities:
Accounts receivable	(3,092)	(3,477)	(593)
Inventories	40	1,072	(1,113)
Prepaid expenses and other current assets	236	(1,653)	(1,326)
Income taxes receivable/payable	95	18,719	10,961
Other long-term tax asset	208	(983)	—
Other assets, net	(3,945)	(9,386)	(5,692)
Accounts payable and accrued liabilities	27,739	(10,908)	(3,736)
Other long-term tax liabilities	690	(69)	467
Other liabilities	(695)	13,969	(807)
Net cash provided by operating activities	146,197	184,738	166,730
Cash Flows from Investing Activities
Capital expenditures	(15,663)	(15,107)	(161,876)
Insurance proceeds for replacement assets	—	17,603	15,397
Investment in unconsolidated subsidiary, net	(1,060)	(2,707)	(3,753)
Net cash used in investing activities	(16,723)	(211)	(150,232)
Cash Flows from Financing Activities
Borrowings under bank credit facility	686,643	851,283	1,815,596
Payments under bank credit facility	(1,305,362)	(912,200)	(1,797,760)
Net proceeds from issuance of senior secured notes	773,176	—	—
Debt financing costs, net	(7,255)	(135)	(4,351)
Distributions to member	(281,471)	(120,271)	(39,159)
Net cash used in financing activities	(134,269)	(181,323)	(25,674)
Increase (decrease) in cash and cash equivalents	(4,795)	3,204	(9,176)
Cash and cash equivalents, beginning of period	46,894	43,690	52,866
Cash and cash equivalents, end of period	$42,099	$46,894	$43,690

Supplemental Disclosure of Cash Flow Information
Cash paid for interest, net of amounts capitalized	$13,117	$24,449	$30,522
Cash paid (refunded) for income taxes, net	4,340	(11,713)	(10,199)

Supplemental Schedule of Noncash Investing and Financing Activities
Payables incurred for capital expenditures	$—	$—	$3,378
Extinguishment of previous credit facility with advance from new credit facility	73,010	—	—

The accompanying notes are an integral part of these consolidated financial statements.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
MDDC is the parent of MDFC. MDFC is a 100% owned finance subsidiary of MDDC, which has fully and unconditionally guaranteed its securities.

MDDC was incorporated in July 1998 and has been operating since July 2003. MDFC was incorporated in 2000 and has been a wholly-owned subsidiary of MDDC since its inception. We developed, own and operate Borgata Hotel Casino and Spa, including The Water Club at Borgata (collectively, “Borgata”). Borgata is located on a 45.6-acre site at Renaissance Pointe in Atlantic City, New Jersey and is an upscale destination resort and gaming entertainment property.

Borgata was developed as a joint venture between Boyd Atlantic City, Inc. (“BAC”), a wholly-owned subsidiary of Boyd Gaming Corporation (“Boyd”), and MAC, Corp. (“MAC”), a second tier, wholly-owned subsidiary of MGM Resorts International (the successor in interest to MGM MIRAGE) (“MGM”). The joint venture operates pursuant to an operating agreement, in which BAC and MAC each originally held a 50% interest in Marina District Development Holding Co., LLC, MDDC's parent holding company (“MDDHC”).

As managing member of MDDHC pursuant to the terms of the operating agreement between BAC and MAC (the “Operating Agreement”), BAC, through MDDHC, has responsibility for the oversight and management of our day-to-day operations. We do not presently record a management fee to BAC, as our management team performs these services directly or negotiates contracts to provide for these services. As a result, the costs of these services are directly borne by us and are reflected in our consolidated financial statements. Boyd, the parent of BAC, is a diversified operator of 15 wholly-owned gaming entertainment properties. Headquartered in Las Vegas, Boyd has other gaming operations in Nevada, Illinois, Louisiana, Mississippi and Indiana.

On March 24, 2010, MAC transferred its 50% ownership interest (the “MGM Interest”) in MDDHC, and certain land leased to MDDC into a divestiture trust, of which MGM and its subsidiaries are the economic beneficiaries (the “Divestiture Trust”), for sale to a third-party in connection with MGM's settlement agreement with the Division of Gaming Enforcement Office of the Attorney General of the State of New Jersey (the “NJDGE”). BAC has a right of first refusal on any sale of the MGM Interest. We continue to operate under normal business conditions throughout MGM's sales efforts, and do not believe that it has had or will have a material impact on our operations.

Upon the transfer of the MGM Interest into the Divestiture Trust, MGM relinquished all of its specific participating rights under the Operating Agreement, and Boyd effectively obtained control of Borgata. As a result, beginning on March 24, 2010, our financial position and results of operations have been included in the consolidated financial statements of Boyd. This resulting change in control required acquisition method accounting by Boyd in accordance with the authoritative accounting guidance for business combinations; however, there was no resulting direct impact on our consolidated financial statements.

Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of MDDC and MDFC. All material intercompany accounts and transactions have been eliminated.

Investment in unconsolidated subsidiary, which is less than 50% owned and does not meet the consolidation criteria of the authoritative accounting guidance for voting or variable interest models, is accounted for under the equity method. See Note 3, Investment in and Advances to Unconsolidated Subsidiary, Net.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments with maturities of three months or less at their date of purchase, and are on deposit with high credit quality financial institutions. The carrying values of these instruments approximate their fair values due to their short maturities.

Accounts Receivable, Net
Accounts receivable consist primarily of casino, hotel and other receivables. Accounts receivable are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. An estimated allowance for doubtful accounts is maintained to reduce our receivables to their carrying amount. The allowance is estimated based on specific review of customer accounts as well as management's experience with collection trends in the casino industry

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cont'd

and current economic and business conditions. As a result, the net carrying value approximates fair value.

The activity comprising our allowance for doubtful accounts is as follows:

	Year Ended December 31,
	2010	2009	2008
		(In thousands)
Beginning balance, January 1	$24,556	$21,308	$19,707
Additions	3,469	8,021	4,643
Deductions	(4,712)	(4,773)	(3,042)
Ending balance, December 31	$23,313	$24,556	$21,308

Management does not believe that any significant concentrations of credit risk existed as of December 31, 2010.

Inventories
Inventories consist primarily of food and beverage and retail items and are stated at the lower of cost or market. Cost is determined using the average cost method.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, over the shorter of the asset's useful life or term of the lease.

The estimated useful lives of our major components of property and equipment are:

Building and improvements	10 through 40 years
Furniture and equipment	3 through 7 years

Gains or losses on disposals of assets are recognized as incurred, using the specific identification method. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

We evaluate the carrying value of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. For an asset that is to be disposed of, we recognize the asset at the lower of carrying value or fair market value, less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model. For a long-lived asset to be held and used, we review the asset for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We then compare the estimated undiscounted future cash flows of the asset to the carrying value of the asset. The asset is not impaired if the undiscounted future cash flows exceed its carrying value. If the carrying value exceeds the undiscounted future cash flows, then an impairment charge is recorded, typically measured using a discounted cash flow model, which is based on the estimated future results of the relevant reporting unit discounted using our weighted-average cost of capital and market indicators of terminal year free cash flow multiples. If an asset is under development, future cash flows include remaining construction costs. All resulting recognized impairment charges are recorded as operating expenses.

Capitalized Interest
Interest costs, primarily associated with our expansion projects, were capitalized as part of the cost of our constructed assets. Interest costs, which included commitment fees, letter of credit fees and the amortized portion of deferred financing fees, were capitalized on amounts expended for the respective projects using our weighted-average cost of borrowing. Capitalization of interest ceased when the respective project, or discernible portions of the projects, was substantially completed. We amortize capitalized interest over the estimated useful life of the related asset. We did not capitalize any interest during the year ended December 31, 2010. Capitalized interest for the years ended December 31, 2009 and 2008 was less than $0.1 million and $8.8 million, respectively.

Investment in Unconsolidated Subsidiary, Net
Investment in unconsolidated subsidiary is accounted for under the equity method. Under the equity method, carrying value is adjusted for our share of the investees' earnings and losses, as well as capital contributions to and distributions from this entity.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cont'd

We evaluate our investment in this unconsolidated subsidiary for impairment when events or changes in circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value. If such conditions exist, we compare the estimated fair value of the investment to its carrying value to determine if an impairment is indicated and determine whether such impairment is other-than-temporary based on our assessment of all relevant factors.

Debt Financing Costs
Debt financing costs, which include legal, and other direct costs related to the issuance of our outstanding debt, are deferred and amortized to interest expense over the contractual term of the underlying long-term debt using the effective interest method. In the event that our debt is modified, repurchased or otherwise reduced prior to its original maturity date, we ratably reduce the unamortized debt financing costs.

CRDA Investments
New Jersey state law provides, among other things, for an assessment of licensees equal to 1.25% of gross gaming revenues in lieu of an investment alternative tax equal to 2.5% of gross gaming revenues. Generally, a licensee may satisfy this investment obligation by: (i) investing in qualified eligible direct investments; (ii) making qualified contributions; or (iii) depositing funds with the New Jersey Casino Reinvestment Development Authority (“CRDA”). Funds deposited with the CRDA may be used to purchase bonds designated by the CRDA or, under certain circumstances, may be donated to the CRDA in exchange for credits against future CRDA investment obligations. CRDA bonds have terms up to 50 years and bear interest at below market rates. Our net deposits with the CRDA eligible to be used to fund qualified investments were $21.9 million as of December 31, 2010, and are included in other assets, net on our consolidated balance sheet.

Loyalty Programs
We have established promotional programs to encourage repeat business from frequent and active customers. Members earn points based on gaming activity, and such points can be redeemed for a specified period of time, principally for restricted free play slot machine credits and complimentary goods and services. We accrue for earned points expected to be redeemed as a promotional allowance. The accruals are based on estimates and assumptions regarding the mix of restricted free play and complimentary goods and services expected to be redeemed and the costs of providing those benefits. Historical data is used to assist in the determination of the estimated accruals. The points accruals for our loyalty programs are included in accrued liabilities on our consolidated balance sheets.

Long-Term Debt, Net
Long-term debt is reported at amortized cost. The discounts on the senior secured notes and the transaction costs paid to the initial purchasers upon issuance are recorded as adjustments to the face amounts of our outstanding debt. This resulting difference between the net proceeds upon issuance of the senior secured notes and the face amounts of the senior secured notes is accreted to interest expense using the effective interest method.

Income Taxes
MDDHC is treated as a partnership for federal income tax purposes; therefore, federal income taxes are the responsibility of BAC and MAC. In New Jersey, casino partnerships are subject to state income taxes under the New Jersey Casino Control Act; therefore, we are required to record New Jersey state income taxes. In 2004, we were granted permission by New Jersey, pursuant to a ruling request, to file a consolidated New Jersey corporation business tax return with BAC and MAC. The amounts reflected in our consolidated financial statements are on a stand-alone basis; however, we file a state consolidated tax return with BAC and MAC.

The amounts due to BAC and MAC (or subsequent to its divestiture, to the Divestiture Trust) are a result of the respective tax attributes BAC and MAC have contributed to the consolidated state tax return. A reconciliation of the components of our stand-alone state income taxes payable is presented below:

	December 31,
	2010	2009
	(In thousands)
Amounts receivable - State	$(398)	$(134)
Amounts payable to BAC and Divestiture Trust	6,902	8,143
Income taxes payable, net	$6,504	$8,009

Self-Insurance Reserves

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cont'd

We are currently self-insured up to $75 million, $1 million, $0.25 million and $0.25 million with respect to each catastrophe related property damage claim, non-catastrophe related property damage claim, general liability claim and non-union employee medical case, respectively. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported. In estimating these accruals, we consider historical loss experience and make judgments about the expected levels of costs per claim. Management believes the estimates of future liability are reasonable based upon our methodology; however, changes in property values, replacement costs, health care costs, accident frequency and severity and other factors could materially affect the estimate for these liabilities. Self-insurance reserves are included in other liabilities on our consolidated balance sheets.

Revenue Recognition
Gaming revenue represents the net win from gaming activities, which is the aggregate difference between gaming wins and losses. The majority of our gaming revenue is counted in the form of cash and chips and therefore is not subject to any significant or complex estimation procedures. Cash discounts, commissions and other incentives to customers related to gaming play are recorded as a reduction of gross gaming revenues.

Room revenue recognition criteria are met at the time of occupancy.

Food and beverage revenue recognition criteria are met at the time of service.

Promotional Allowances
The retail value of accommodations, food and beverage, and other services furnished to guests on a complimentary basis is included in gross revenues and then deducted as promotional allowances. Promotional allowances also include incentives such as cash, goods and services (such as complimentary rooms and food and beverages) earned in our loyalty programs. We reward customers, through the use of loyalty programs, with points based on amounts wagered or won that can be redeemed for a specified period of time, principally for restricted free play slot machine credits and complimentary goods and services. We record the estimated retail value of these goods and services as revenue and then record a corresponding deduction as promotional allowances.

The amounts included in promotional allowances for the years ended December 31, 2010, 2009 and 2008 are as follows:

	Year Ended December 31,
	2010	2009	2008
		(In thousands)
Rooms	$70,329	$75,655	$69,723
Food and beverage	57,944	61,839	65,219
Other	83,083	75,699	79,032
Total promotional allowances	$211,356	$213,193	$213,974

The estimated costs of providing such promotional allowances for the years ended December 31, 2010, 2009 and 2008 are as follows:

	Year Ended December 31,
	2010	2009	2008
		(In thousands)
Rooms	$22,057	$24,250	$23,876
Food and beverage	42,141	45,806	51,148
Other	11,075	11,070	17,247
Total	$75,273	$81,126	$92,271

Gaming Taxes
We are subject to taxes based on gross gaming revenues in New Jersey. These gaming taxes are an assessment of our gaming revenues and are recorded as a gaming expense in the consolidated statements of operations. These taxes totaled approximately $47.8 million, $52.4 million and $58.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cont'd

Advertising Expense
Direct advertising costs are expensed the first time such advertising appears. Advertising costs from continuing operations are included in selling, general and administrative expenses on the consolidated statements of operations and totaled $12.9 million, $12.0 million and $13.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Preopening Expenses
Certain costs of start-up activities were expensed as incurred. We did not incur any preopening costs during the year ended December 31, 2010. During the years ended December 31, 2009 and 2008, we expensed $0.7 million and $5.6 million in preopening expenses, respectively.

Concentration of Credit Risk
Financial instruments that subject the Company to credit risk consist of cash equivalents, accounts receivable and CRDA deposits.

The Company's policy is to limit the amount of credit exposure to any one financial institution, and place investments with financial institutions evaluated as being creditworthy, or in short-term money market funds which are exposed to minimal interest rate and credit risk. The Company has bank deposits which may at times exceed federally-insured limits.

Concentration of credit risk, with respect to gaming receivables, is limited through the Company's credit evaluation process. The Company issues markers to approved gaming customers only following credit checks and investigations of creditworthiness.

Certain Risks and Uncertainties
The Company's operations are dependent on its continued licensing by the state gaming commission. The loss of our license could have a material adverse effect on future results of operations.

The Company is dependent on geographically local markets for a significant number of its customers and revenues. If economic conditions in these areas deteriorate or additional gaming licenses are awarded in these markets, the Company's results of operations could be adversely affected.

The Company is dependent on the economy of the United States, in general, and any deterioration in the national economic, energy, credit and capital markets could have a material adverse effect on future results of operations.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates incorporated into our consolidated financial statements include the estimated allowance for doubtful accounts receivable, the estimated useful lives for depreciable and amortizable assets, measurement of our equity interest in Atlantic City Express Service, LLC ("ACES"), estimated cash flows in assessing the recoverability of long-lived assets, certain tax liabilities, self-insured liability reserves, various loyalty point programs, fair values of assets and liabilities measured at fair value, fair values of assets and liabilities disclosed at fair value, contingencies and litigation, claims and assessments. Actual results could differ from these estimates.

Recently Issued Accounting Pronouncements
FASB Accounting Standards Codification
On July 1, 2009, the Financial Accounting Standards Board Accounting Standards CodificationTM (the “ASC”) became the source of authoritative accounting principles recognized by the Financial Accounting Standards Board ("FASB") to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The implementation of the Codification did not initially have an impact on our consolidated financial statements, as it did not modify any existing authoritative GAAP.

Subsequent to the adoption of the Codification, any change to the source of authoritative GAAP will be communicated through an Accounting Standards Update (“ASU”). ASUs will be published by the FASB for all authoritative GAAP promulgated by the FASB, regardless of the form in which such guidance may have been issued prior to release of the Codification. Prior to inclusion in an ASU, the standard-setting organizations and regulatory agencies continue to issue proposed changes to the accounting standards in previous form (e.g., FASB Statements of Financial Accounting Standards, Emerging Issues Task Force Abstracts, FASB Staff Positions, SEC Staff Accounting Bulletins, etc.).
A variety of additional proposed or otherwise potential accounting standards are currently under study by standard-setting

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cont'd

organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of such proposed standards would have on our consolidated financial statements.

Convergence Project
The FASB and the International Accounting Standards Board (“IASB”) have each committed to develop high quality, compatible accounting standards that could be used for both domestic and cross-border financial reporting through a convergence of the presently separate standards. The FASB believes that the ultimate goal of convergence is a single set of high-quality, international accounting standards that companies worldwide would use for both domestic and cross-border financial reporting, which would require the convergence of GAAP and International Financial Reporting Standards ("IFRS").

The FASB's mission is to improve U.S. financial accounting standards for the benefit of present and potential investors, lenders, donors, and other creditors. The FASB believes that pursuing convergence of accounting standards is consistent with that mission. That is because investors, companies, auditors, and other participants in the U.S. financial reporting system should benefit from the increased comparability that would result from internationally converged accounting standards.

The FASB and IASB are working towards a work plan to address the significant differences in existence today; however, converged standards may be issued in 2011. While the ultimate timing of adoption of IFRS in the United States has not been committed, we will continue to evaluate the potential impact of the convergence standard on our consolidated financial statements.

NOTE 2. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,
	2010	2009
	(In thousands)
Land	$87,301	$87,301
Buildings and improvements	1,391,304	1,388,396
Furniture and equipment	297,831	287,936
Construction in progress	7,330	8,100
Total property and equipment	1,783,766	1,771,733
Less accumulated depreciation	471,570	405,725
Property and equipment, net	$1,312,196	$1,366,008

Depreciation expense was $69.4 million, $76.7 million and $74.9 million during the years ended December 31, 2010, 2009 and 2008, respectively. Major items included in construction in progress at December 31, 2010 and 2009 consisted of various maintenance capital projects currently in process.
We test certain of these property and equipment assets for recoverability if a recent operating or cash flow loss, combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses, is associated with the use of a long-lived asset.
Impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

NOTE 3. INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED SUBSIDIARY, NET

In 2006, we entered into an agreement with two other Atlantic City casinos (both of which are owned by Caesars Entertainment Corp, formerly Harrah's Entertainment Inc.) to form ACES. With each member having a 33.3% interest, this New Jersey limited liability company was formed for the purpose of contracting with New Jersey Transit to operate express rail service between

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cont'd

Manhattan and Atlantic City, which operations commenced in February 2009. Each member has guaranteed, jointly and severally, liability for all terms, covenants and conditions of the ACES agreement with New Jersey Transit consisting primarily of the necessary operating and capital expenses of ACES. The responsibilities of the managing member will rotate annually among the members. Our investment in ACES was $5.2 million at December 31, 2010.

NOTE 4. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31,
	2010	2009
	(In thousands)
Accrued expenses and other liabilities	$25,000	$26,120
Payroll and related expenses	18,609	19,116
Gaming liabilities	19,470	19,906
Accrued interest	31,656	790
Total accrued liabilities	$94,735	$65,932

NOTE 5. LONG-TERM DEBT, NET

Long-term debt, net consists of the following:

	December 31, 2010				December 31, 2009
	Outstanding Principal	Unamortized Discount	Unamortized Origination Fees	Long-Term Debt, Net	Long-Term Debt, Net
	(In thousands)
Bank credit facility	$60,900	$—	$—	$60,900	$679,619
9.50% senior secured notes due 2015	400,000	(3,969)	(9,319)	386,712	—
9.875% senior secured notes due 2018	400,000	(2,648)	(9,594)	387,758	—
	$860,900	$(6,617)	$(18,913)	$835,370	$679,619

Bank Credit Facility
Our bank credit facility provides for a $150.0 million senior secured revolving credit facility and matures in August 2014. The bank credit facility is guaranteed on a senior secured basis by MDDC and any future subsidiaries of MDDC and is secured by a first priority lien on substantially all assets, subject to certain exceptions. The obligations under the bank credit facility will have priority in payment to payment of the senior secured notes, discussed below.

Neither BAC nor MAC, either of their parent companies, or the Divestiture Trust are guarantors of our new bank credit facility.

Outstanding borrowings under the bank credit facility accrue interest at a rate based upon either: (i) the highest of (a) the agent bank's quoted prime rate, (b) the one-month Eurodollar rate plus 1.00%, or (c) the daily federal funds rate plus 1.50%, and in any event not less than 1.50% (such highest rate, the “base rate”), or (ii) the Eurodollar rate, plus with respect to each of clause (i) and (ii) an applicable margin as provided in the bank credit facility. In addition, a commitment fee is incurred on the unused portion of the bank credit facility ranging from 0.50% per annum to 1.00% per annum.

At December 31, 2010, the outstanding balance under the bank credit facility was $60.9 million, leaving contractual availability of $89.1 million. The blended interest rate on the outstanding borrowings at December 31, 2010 was 4.5%.

The bank credit facility contains certain financial and other covenants, including, without limitation, (i) establishing a minimum consolidated earnings before interest, income taxes and depreciation and amortization ("EBITDA") (as defined in the bank credit facility) of $150 million over each trailing twelve-month period ending on the last day of each calendar quarter; (ii) establishing a minimum liquidity (as defined in the bank credit facility) of $30 million as of the end of each calendar quarter; (iii) imposing limitations on MDFC's ability to incur additional debt; and (iv) imposing restrictions on our ability to pay dividends and make other distributions, make certain restricted payments, create liens, enter into transactions with affiliates, merge or consolidate, and

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cont'd

engage in unrelated business activities. We believe that we were in compliance with the bank credit facility covenants, including minimum consolidated EBITDA and minimum liquidity, which, at December 31, 2010, were $170.7 million and $89.2 million, respectively.

In connection with closing of the bank credit facility and the senior secured notes, the former bank credit facility, which provided up to $730 million in aggregate availability and was scheduled to mature in January 2011, was terminated. The outstanding balance, including all principal and accrued interest amounts of $604.4 million were repaid in full on August 6, 2010. As a result of the termination, during the year ended December 31, 2010, we wrote-off approximately $2.0 million of unamortized debt financing costs associated with the former credit facility. At December 31, 2009, the outstanding balance under this former bank credit facility was $679.6 million, and the blended interest rate on the outstanding borrowings at such date was 2.7%.

Senior Secured Notes

9.5% Senior Secured Notes Due 2015
On August 6, 2010, MDFC issued, through a private placement, $400 million principal amount of 9.5% senior secured notes due 2015, at an issue price of 98.943%, resulting in a discount at issuance of $4.1 million. The notes require semi-annual interest payments on April 15 and October 15, commencing April 15, 2011. The notes are guaranteed on a senior secured basis by MDDC and any future restricted subsidiaries of MDDC. The notes contain covenants that, among other things, limit MDFC's ability and the ability of MDDC to (i) incur additional indebtedness or liens; (ii) pay dividends or make distributions; (iii) make certain investments; (iv) sell or merge with other companies; and (v) enter into certain types of transactions. We believe that we were in compliance with these covenants at December 31, 2010.

At any time prior to October 15, 2013, the notes may be redeemed at 100% of the principal amount thereof, plus a “make-whole premium” and accrued and unpaid interest. In addition, until October 15, 2013, MDFC may redeem up to 35% of the notes at a redemption price of 109.50% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds from certain equity offerings. In addition, at any time prior to October 15, 2013, MDFC may redeem up to an aggregate of 10% of the notes in each twelve month period at a redemption price of 103% of the principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the redemption date. On or after October 15, 2013, MDFC shall have the option to redeem the 2015 notes, in whole or in part, at redemption prices (expressed as percentages of the principal amount) ranging from 104.75% beginning on October 15, 2013 to 102.375% beginning on October 15, 2014, plus accrued and unpaid interest, to the applicable redemption date.

9.875% Senior Secured Notes Due 2018
On August 6, 2010, MDFC issued, through a private placement, $400 million principal amount of 9.875% senior secured notes due 2018, at an issue price of 99.315%, resulting in an original issue discount of $2.7 million. The notes require semi-annual interest payments on February 15 and August 15, commencing February 15, 2011. The notes are guaranteed on a senior secured basis by MDDC and any future restricted subsidiaries of MDDC. The notes contain covenants that, among other things, limit MDFC's ability and the ability of MDDC to (i) incur additional indebtedness or liens; (ii) pay dividends or make distributions; (iii) make certain investments; (iv) sell or merge with other companies; and (v) enter into certain types of transactions. We believe that we were in compliance with these covenants at December 31, 2010.

At any time prior to August 15, 2014, the notes may be redeemed at 100% of the principal amount thereof, plus a “make-whole premium” and accrued and unpaid interest. In addition, until August 15, 2013, MDFC may redeem up to 35% of the notes at a redemption price of 109.875% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds from certain equity offerings. In addition, at any time prior to August 15, 2013, MDFC may redeem up to an aggregate of 10% of the notes in each twelve month period at a redemption price of 103% of the principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the redemption date. On or after August 15, 2014, MDFC shall have the option to redeem the 2018 notes, in whole or in part, at redemption prices (expressed as percentages of the principal amount) ranging from 104.938% beginning on August 15, 2014, to 102.469% beginning on August 15, 2015, to 100% beginning on August 15, 2016 and thereafter, plus accrued and unpaid interest, to the applicable redemption date.

The original issue discounts have been recorded as adjustments to the face amounts of these notes and are being accreted to interest expense over the terms of the notes using the effective interest method. At December 31, 2010, the effective interest rate on the 9.50% notes due 2015 notes was 10.2% and on the 9.875% notes due 2018 was 10.3%.

In connection with the private placement of the notes, we entered into a registration rights agreement with the initial purchasers in which we agreed to file a registration statement with the SEC to permit the holders to exchange or resell the notes. We must use reasonable best efforts to have the registration statement declared effective within 310 days after the issuance of the notes and

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cont'd

consummate the exchange offer within 365 days after the issuance of the notes, subject to certain suspension and other rights set forth in the registration rights agreement. In the event that the registration statement is not filed or declared effective or the exchange offer is not consummated within these deadlines, the agreement provides that additional interest will accrue on the principal amount of the notes at a rate of 0.25% per annum during the 90-day period immediately following any of these events and will increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event will the penalty rate exceed 1.00% per annum. There are no other alternative settlement methods and, other than the 1.00% per annum maximum penalty rate, the agreement contains no limit on the maximum potential amount of consideration that could be transferred in the event we do not meet the registration statement filing requirements. We currently intend to file a registration statement, have it declared effective and consummate any exchange offer within these time periods. Accordingly, we do not believe that payment of additional interest under the registration payment arrangement is probable and, therefore, no related liability has been recorded in the consolidated financial statements.

The scheduled maturities of the face amounts of long-term debt, as of December 31, 2010 are as follows (in thousands):

For the Year Ending December 31,
2011	$—
2012	—
2013	—
2014	60,900
2015	400,000
Thereafter	400,000
$860,900

NOTE 6. INCOME TAXES

Provision for State Income Taxes
A summary of the provision for state income taxes is as follows:

	December 31,
	2010	2009	2008
	(In thousands)
State
Current	$4,436	$7,007	$762
Deferred	837	3,931	2,208
Provision for state income taxes	$5,273	$10,938	$2,970

The following table provides a reconciliation between the state statutory rate and the effective income tax rate where both are expressed as a percentage of income.

	December 31,
	2010	2009	2008
Tax provision at state statutory rate	9.0%	9.0%	9.0%
Interest	1.4	(0.3)	1.0
New jobs investment tax credit	—	—	(5.8)
Other, net	0.3	0.5	(0.8)
Total state income tax provision	10.7%	9.2%	3.4%

Deferred Tax Assets and Liabilities
Deferred tax assets and liabilities are provided to record the effects of temporary differences between the tax basis of an asset or liability and its amount as reported in our consolidated balance sheets. These temporary differences result in taxable or deductible amounts in future years.

The components comprising the Company's net deferred state tax liability are as follows:

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cont'd

	December 31,
	2010	2009
	(In thousands)
Deferred tax assets
Gaming taxes	$1,801	$1,607
Provision for doubtful accounts	1,792	1,882
Reserve for employee benefits	577	628
Preopening expenses	—	32
Other	881	562
Gross deferred state tax assets	5,051	4,711

Deferred state tax liabilities
Difference between book and tax basis of property	$16,710	$16,408
Reserve differential for gaming activities	146	164
Other	896	901
Gross deferred state tax liabilities	17,752	17,473

Net deferred state tax liabilities	$12,701	$12,762

The items comprising our deferred income taxes as presented on our consolidated balance sheets are as follows:

	Year Ended December 31,
	2010	2009
	(In thousands)
Non-current deferred income tax liability	$13,922	$14,082
Current deferred income tax asset	1,221	1,320
Net deferred state tax liability	$12,701	$12,762

In connection with our formation in 2000, MAC contributed assets consisting of land and South Jersey Transportation Authority bonds with a tax basis of approximately $9.2 million and $13.8 million, respectively. The recorded book value of those assets was $90 million. Pursuant to the Joint Venture and Tax Sharing Agreements between MAC and BAC, any subsequent gain or loss associated with the sale of the MAC contributed property would be allocated directly to MAC for both state and federal income tax purposes. As such, no state deferred tax liability has been recorded in connection with the book and tax basis differences related to the MAC contributed property.

New Jersey New Jobs Investment Tax Credit
Based on New Jersey state income tax rules, we are eligible for a refundable state tax credit under the New Jersey New Jobs Investment Tax Credit (“New Jobs Tax Credit”) because we made a qualified investment in a new business facility that created new jobs. We recorded $5.0 million of net New Jobs Tax Credits in arriving at our state income taxes on the consolidated statement of operations for the year ended December 31, 2008.

Accounting for Uncertain Tax Positions
The impact an uncertain income tax position has on a filed income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Accounting guidance, which is applicable to all income tax positions, provides direction on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cont'd

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Unrecognized tax benefit, January 1	$8,714	$7,789	$8,220
Additions based on tax positions related to current year	236	333	252
Additions based on tax positions related to prior years	—	1,852	55
Reductions based on tax positions settled with taxing authorities	—	(121)	—
Reductions based on tax positions related to prior years	(114)	(1,139)	(738)
Unrecognized tax benefit, December 31	$8,836	$8,714	$7,789

Included in the $8.8 million balance of unrecognized tax benefits at December 31, 2010 are $5.8 million of tax benefits that, if recognized, would affect the effective tax rate and $3.0 million of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes.

We recognize accrued interest and penalties related to unrecognized tax benefits in the income tax provision. During the years ended December 31, 2010, 2009 and 2008, we recognized accrued interest of approximately $0.8 million, $(0.3) million and $0.9 million, respectively. We have accrued $3.0 million and $2.2 million for the payment of interest accrued at December 31, 2010 and 2009, respectively.

Status of Examinations
We are subject to state taxation in New Jersey and our state tax returns are subject to examination for tax years ended on or after December 31, 2001. Statute expirations, related to state income tax returns filed for years prior to December 31, 2006 have been extended to January 31, 2012. The statute of limitations for all remaining state income tax returns will begin to expire over the period October 2012 through October 2015. As we are a partnership for federal income tax purposes, we are not subject to federal income tax.

During the first quarter 2011, the Internal Revenue Service began fieldwork in connection with the audit of our federal income tax returns filed for the years ended December 31, 2005 through 2009. During 2009, the Internal Revenue Service concluded its field examination of our federal income tax returns filed for the years ended December 31, 2003 and December 31, 2004. We reached a partial agreement in connection with the adjustments proposed in the audit and are appealing the unresolved issues. Any adjustments related to the federal examination would affect MAC and BAC, as we are not subject to federal income tax. Additionally, our New Jersey state income tax returns for the years ended December 31, 2003 through December 31, 2006 are under audit by the New Jersey Division of Taxation. As the audit is in its preliminary stages, it is difficult to determine when these examinations will be closed. We have recorded the expected state tax impact, to our unrecognized tax benefits, of certain federal income tax adjustments that have been settled with the Internal Revenue Service, for which the state and federal tax treatment should be consistent. As it relates to years under audit and unaudited open years, we do not anticipate any material changes or required cash payments, over the next 12 month period, to our unrecognized tax benefits as of December 31, 2010.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Commitments

Leases
As of December 31, 2010, MDDC owns approximately 26.0 acres of land and all improvements thereon with respect to that portion of the property consisting of the Borgata hotel. In addition, MDDC, as lessee, entered into a series of ground leases with MGM, as lessor, for a total of approximately 19.6 acres of land underlying the public space expansion, the rooms expansion, a parking structure, a surface parking lot, and a proposed alternative parking structure. On November 4, 2010, MGM announced that it had closed the sale of land leased to MDDC for the public space expansion, rooms expansion, parking structure and proposed alternative parking structure. Other than MDDC's obligation to pay rent (in an amount equal to the amount paid under the parking structure ground lease) and property taxes pursuant to the alternative parking structure ground lease, our obligations under the ground leases were not modified by the sale. The leases consist of:

•
Lease and Option Agreement, dated as of January 16, 2002, as amended by a letter agreement, dated April 10, 2009, a letter agreement, dated September 21, 2009, the Modification of Lease and Option Agreement, dated as of August 20, 2004, and the Second Modification of Employee Parking Structure Lease and Option Agreement, dated March 23, 2010, for approximately 2.0 acres of land underlying the parking garage;

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cont'd

•
Expansion Ground Lease, dated as of January 1, 2005, as amended by the Modification of Expansion Ground Lease, dated March 23, 2010, for approximately 3.5 acres of land underlying the Public Space Expansion;

•
Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated as of January 1, 2005, as amended by the Modification of Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated February 20, 2010, and the Second Modification of Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated March 23, 2010, for approximately 1.6 acres of land underlying the Rooms Expansion and 2.7 acres of land underlying a parking structure each;

•
Surface Lot Ground Lease, dated as of August 20, 2004, as amended by the Modification of Surface Lot Ground Lease, dated March 23, 2010, for approximately 8.4 acres of land consisting of the surface parking lot; and

•	Ground Lease Agreement, dated as of March 23, 2010, for approximately 1.4 acres of land underlying a proposed additional parking structure.
Pursuant to the alternative parking structure ground lease, (i) commencing on the date of the Divestiture Trust's agreement to sell the land underlying the ground leases, MDDC became responsible for all real property taxes assessed against the land underlying the alternative parking structure ground lease and (ii) payment of monthly rent under the alternative parking structure ground lease shall be deferred until the earliest to occur of (x) the date 18 months following the execution of the sale agreement, (y) completion of construction of The Water Club parking garage, and (z) expiration of the term of the Divestiture Trust. Effective as of the date of execution of the sale agreement, the monthly rent due under the alternative parking structure ground lease was in an amount consistent with the rent due under the parking structure ground lease on a per square foot basis.

The lease terms extend until December 31, 2070 with the exception of the surface parking lot lease which could be terminated by either party upon 30 days written notice. In addition, the surface parking lot ground lease will terminate on any termination of the Divestiture Trust, unless the NJCCC approves an extended term of such lease.
MDDC owns all improvements made on the leased lands during the term of each ground lease. Upon expiration of such term, ownership of such improvements reverts back to the landlord.
If during the term of the rooms expansion ground lease, the public space expansion ground lease or the alternate parking structure ground lease, the third party landlord ("Landlord") or any person associated with the Landlord is found by the NJCCC to be unsuitable to be associated with a casino enterprise and such person is not removed from such association in a manner acceptable to the NJCCC, then MDDC may, upon written notice to the Landlord, elect to purchase the leased land for the appraised value as determined under the terms of such ground leases, unless the Landlord elects, upon receipt of such notice, to sell the land to a third party, subject to the ground leases. If the Landlord elects to sell the land to a third party but is unable to do so within one year, then the Landlord must sell the land to MDDC for the appraised value.
In addition, MDDC has an option to purchase the land leased under the parking structure ground lease at any time during the term of that lease so long as it is not in default thereunder, at fair market value as determined in accordance with the terms of parking structure ground lease. In the event that the land underlying the surface parking lot ground lease is sold to a third party, MDDC has the option to build a parking garage, if necessary, to replace the lost parking spaces on the land underlying the alternate parking structure ground lease.

Future Minimum Lease Payments and Rental Income
Future minimum lease payments required under noncancelable operating leases (principally for land, see above and Note 12, Related Party Transactions) as of December 31, 2010 are as follows (in thousands):

2011	$6,558
2012	6,435
2013	5,861
2014	5,708
2015	5,708
Thereafter	313,949
Total	$344,219

For the years ended December 31, 2010, 2009 and 2008, total rent expense was $12.0 million, $12.7 million and $13.8 million, respectively, portions of which were related to our rooms expansion were included in preopening expense in the consolidated statements of operations.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cont'd

Future minimum rental income, which is primarily related to retail and restaurant facilities located within our properties, as of December 31, 2010 is as follows (in thousands):

2011	$1,772
2012	1,772
2013	1,206
2014	413
2015	413
Thereafter	832
Total	$6,408

For the years ended December 31, 2010, 2009 and 2008, total rent income was $3.3 million, $3.3 million and $3.6 million, respectively, which is recorded as other income in the consolidated statements of operations.
Tax Credits
Based on New Jersey state income tax rules, we are eligible for a refundable state tax credit under the New Jobs Tax Credit because we made a qualified investment in a new business facility that created new jobs. We recorded $5.0 million of net New Jobs Tax Credits in arriving at our state income tax provision for the year ended December 31, 2008.
Expansions
On June 27, 2008, we held the grand opening of our second hotel, The Water Club. The Water Club is a 798-room hotel, featuring five swimming pools, a state-of-the-art spa, and additional meeting and retail space. We financed the expansion from our cash flows from operations and through borrowings under our bank credit facility.
On September 23, 2007, The Water Club, then under construction, sustained a fire that caused damage to property with a carrying value of approximately $11.4 million. Our insurance policies included coverage for replacement costs related to property damage, with the exception of minor amounts principally related to insurance deductibles and certain other limitations. In addition, we had “delay-in-completion” insurance coverage for The Water Club for certain costs, subject to various limitations and deductibles. On August 10, 2009, we reached a final settlement of $40 million with our insurance carrier and recognized a gain of $28.7 million, included in other items and write-downs, net, on our consolidated statement of income, representing the amount of insurance advances in excess of the $11.3 million carrying value of assets damaged and destroyed by the fire (after our $0.1 million deductible).
Utility Contract
In 2005, we amended our executory contracts with a wholly-owned subsidiary of a local utility company, extending the end of the terms to 20 years from the opening of The Water Club. The utility company provides us with electricity and thermal energy (hot water and chilled water). Obligations under the thermal energy executory contract contain both fixed fees and variable fees based upon usage rates. The fixed fee components under the thermal energy executory contract are currently estimated at approximately $11.4 million per annum. We also committed to purchase a certain portion of our electricity demand at essentially a fixed rate, which is estimated at approximately $1.7 million per annum. Electricity demand in excess of the commitment is subject to market rates based on our tariff class.
Investment Alternative Tax
The New Jersey Casino Control Act provides, among other things, for an assessment of licensees equal to 1.25% of their gross gaming revenues in lieu of an investment alternative tax equal to 2.5% of gross gaming revenues. Generally, we may satisfy this investment obligation by investing in qualified eligible direct investments, by making qualified contributions or by depositing funds with the CRDA. Funds deposited with the CRDA may be used to purchase bonds designated by the CRDA or, under certain circumstances, may be donated to the CRDA in exchange for credits against future CRDA investment obligations. CRDA bonds have terms up to fifty years and bear interest at below market rates.
Our CRDA obligations for the years ended December 31, 2010 and 2009 were $8.1 million and $8.7 million, respectively, of which valuation provisions of $4.6 million and $5.1 million, respectively, were recorded due to the respective underlying agreements.
Purse Enhancement Agreement
In August 2008, we and the ten other casinos in the Atlantic City market (collectively, the “Casinos”) entered into a Purse Enhancement Agreement (the “Agreement”) with the New Jersey Sports & Exposition Authority (the “NJSEA”) and the CRDA in the interest of further deferring or preventing the proliferation of competitive gaming at New Jersey racing tracks through December 31, 2011. In addition to the continued prohibition of casino gaming in New Jersey outside of Atlantic City, legislation

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cont'd

was enacted to provide for the deduction of certain promotional gaming credits from the calculation of the tax on casino gross revenue.
Under the terms of the Agreement, the Casinos are required to make scheduled payments to the NJSEA totaling $90 million to be used for certain authorized purposes (the “Authorized Uses”) as defined by the Agreement. In the event any of the $90 million is not used by NJSEA for the Authorized Uses by January 1, 2012, the unused funds shall be returned by NJSEA to the Casinos pro rata based upon the share each casino contributed. For each year, each casino's share of the scheduled payments will equate to a percentage representing its gross gaming revenue for the prior calendar year compared to the gross gaming revenues for that period for all Casinos. Each casino, solely and individually, shall be responsible for its respective share of the scheduled amounts due. In the event that any casino shall fail to make its payment as required, the remaining Casinos shall have the right, but not the obligation, to cure a payment delinquency. As a result, we expense our pro rata share of the $90 million, estimated to be approximately $15.0 million based on our actual market shares of gross gaming revenue, on a straight-line basis over the applicable term of the Agreement. We recorded expense of $5.1 million and $4.8 million during the years ended December 31, 2010 and 2009, respectively.

Contingencies

Legal Matters
We are subject to various claims and litigation in the ordinary course of business. In our opinion, all pending legal matters are either adequately covered by insurance, or if not insured, will not have a material adverse impact on our financial position, results of operations or cash flows.

NOTE 8. FAIR VALUE MEASUREMENTS

We have adopted the authoritative accounting guidance for fair value measurements, which does not determine or affect the circumstances under which fair value measurements are used, but defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

These inputs create the following fair value hierarchy:

•	Level 1: Quoted prices for identical instruments in active markets.

•
Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

As required by the guidance for fair value measurements, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Thus, assets and liabilities categorized as Level 3 may be measured at fair value using inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Management's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

Balances Measured at Fair Value
The following tables show the fair values of certain of our financial instruments (in thousands).

	December 31, 2010
	Balance	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$42,099	$42,099	$—	$—
CRDA deposits	35,759	35,759	—	—

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cont'd

	December 31, 2009
	Balance	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$46,894	$46,894	$—	$—
CRDA deposits	31,492	31,492	—	—

The fair value of our cash and cash equivalents, classified in the fair value hierarchy as Level 1, is based on statements received from our banks at December 31, 2010 and 2009. The fair value of our CRDA deposits, classified in the fair value hierarchy as Level 1, is based on statements received from the CRDA at December 31, 2010 and 2009.

Balances Disclosed at Fair Value
The following table provides the fair value measurement information about our long-term debt at December 31, 2010.

	December 31, 2010
	Outstanding Face Amount	Carrying Value	Estimated Fair Value	Fair Value Hierarchy
	(In thousands)
Bank credit facility	$60,900	$60,900	$60,900	Level 2
9.50% Senior Secured Notes due 2015	400,000	386,712	375,111	Level 1
9.875% Senior Secured Notes due 2018	400,000	387,758	379,518	Level 1
Total long-term debt	$860,900	$835,370	$815,529

The estimated fair value of our bank credit facility at December 31, 2010 approximates its carrying value due to the short-term nature and variable repricing of the underlying Eurodollar loans comprising our bank credit facility. The estimated fair values of our senior secured notes are based on quoted market prices as of December 31, 2010.

There were no transfers between Level 1 and Level 2 measurements during the year ended December 31, 2010.

NOTE 9. OTHER ITEMS AND WRITE-DOWNS, NET

Other items and write-downs, net, is comprised of the following:

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Loss on disposal of assets	$60	$129	$1
Gain from insurance recoveries	—	(28,735)	—
Fire-related other items and write-downs, net	—	—	161
Other items and write-downs, net	$60	$(28,606)	$162

Loss on Disposal of Assets
Loss on disposal of assets is comprised of amounts recognized in connection with our disposal of assets in the ordinary course of business.

Gain from Insurance Recoveries
On September 23, 2007, The Water Club, our 798-room boutique hotel expansion then under construction, sustained a fire that caused damage to property with a carrying value of approximately $11.4 million. Our insurance policies included coverage for replacement costs related to property damage, with the exception of minor amounts principally related to insurance deductibles and certain other limitations. In addition, we carried “delay-in-completion” insurance coverage for The Water Club for certain costs, subject to various limitations and deductibles. On August 10, 2009, we reached a final settlement of $40 million with our insurance carrier and recognized a gain of $28.7 million, included in other items and write-downs, net on our consolidated statement of operations, representing the amount of insurance advances in excess of the $11.3 million carrying value of assets damaged and destroyed by the fire (after our $0.1 million deductible).

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cont'd

NOTE 10. EMPLOYEE BENEFIT PLANS

We contribute to multi-employer pension plans under various union agreements. Contributions, based on wages paid to covered employees, totaled approximately $6.0 million, $5.8 million and $6.0 million for the years ended December 31, 2010, 2009 and 2008, respectively. Our share of the unfunded vested liability related to its pension plans is $47.1 million.

We have a retirement savings plan under Section 401(k) of the Internal Revenue Code covering our non-union employees. The plan allows employees to defer up to the lessor of the Internal Revenue Code prescribed maximum amount or 100% of their income on a pre-tax basis through contributions to the plan. We expensed our voluntary contributions to the 401(k) plan of $1.5 million, $1.7 million and $3.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 11. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents selected quarterly financial information for the years ended December 31, 2010 and 2009.

	Year Ended December 31, 2010
	First	Second	Third	Fourth	Year
	(In thousands)
Summary Operating Results:
Net revenues	$175,066	$186,892	$207,687	$168,784	$738,429
Operating income	19,570	24,712	37,871	17,540	99,693
Net income (loss)	12,520	17,287	18,550	(4,136)	44,221

	Year Ended December 31, 2009
	First	Second	Third	Fourth	Year
	(In thousands)
Summary Operating Results:
Net revenues	$187,890	$191,513	$222,597	$175,408	$777,408
Operating income	25,492	27,269	77,028	17,058	146,847
Net income	16,449	18,261	62,619	10,912	108,241

NOTE 12. RELATED PARTY TRANSACTIONS

We engage in transactions with BAC and MAC in the ordinary course of business. Related party balances are non-interest bearing and are included in accounts receivable or accrued liabilities, as applicable, on the consolidated balance sheets.

Ground Leases
We entered into a series of ground lease agreements with MGM totaling 19.6 acres that provides the land on which our existing employee parking garage, public space expansion, rooms expansion, modified surface parking lot and proposed alternative parking structure reside. The lease terms extend until December 31, 2070 with the exception of the surface parking lot lease which could be terminated by either party upon 30 days written notice. We did not have any amounts due to MGM or the new land owner for these types of expenditures at either December 31, 2010 or 2009. On November 4, 2010, MGM sold the land comprising the employee parking garage, public space expansion, rooms expansion and proposed alternative parking structure reside. Related rent incurred was $5.4 million, $6.5 million and $6.1 million for the years ended December 31, 2010, 2009 and 2008, respectively, which was included in selling, general and administrative on the consolidated statements of operations.
Pursuant to the ground lease agreements, we are responsible for reimbursing the land owner for related property taxes paid on our behalf. We did not have any amounts due to MGM or the new land owner for these types of expenditures at either December 31, 2010 or 2009. Related property tax incurred was $12.9 million, $12.2 million and $11.7 million for the years ended December 31, 2010, 2009 and 2008, respectively, which was included in selling, general and administrative on the consolidated statements of operations.

Compensation of Certain Employees
We reimburse BAC for compensation paid to employees performing services for us and for out-of-pocket costs and expenses incurred related to travel. BAC is also reimbursed for various payments made on our behalf, primarily related to third party insurance premiums and certain financing fees. The related amounts due to BAC for these types of expenditures paid by BAC

MARINA DISTRICT DEVELOPMENT COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Cont'd

were $0.9 million and $0.8 million at December 31, 2010 and 2009, respectively. Reimbursable expenditures were $9.1 million, $7.4 million and $9.2 million for each of the years ended December 31, 2010, 2009 and 2008, respectively. In each case, reimbursable expenses are included in selling, general and administrative on the consolidated statements of operations.

NOTE 13. SUBSEQUENT EVENTS

We have evaluated all events or transactions that occurred after December 31, 2010 and through March 15, 2011, the date these consolidated financial statements were available to be issued. During this period, we did not have any material subsequent events.